

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

William Cai
Partner
Wilshire Phoenix Funds LLC
2 Park Avenue, 20th Floor
New York, NY 10016

> **Re: Wilshire wShares Enhanced Gold Trust**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 18, 2020**
> **Response Letter dated January 11, 2021**
> **File No. 333-235913**

Dear Mr. Cai:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2021 letter.

Response Letter dated January 11, 2021

Description of the Index, page 41

1.   We note your response to our prior comment 2. Please revise to disclose how the realized volatility of the LBMA Gold Price PM and the S&P 500® Index are calculated and, if applicable, where such realized volatility data may be publicly available, and whether there are any limits or risks to using publicly available realized volatility data. Please also tell us the extent to which investors should expect the actual realized volatility percentages to fall outside the range of outcomes covered by the hypothetical weighting matrix for the Physical Gold Component and the impact on outcomes if they do so, and revise your prospectus as appropriate.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance